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                           CERTIFICATE OF AMENDMENT OF

                          CERTIFICATE OF INCORPORATION

                                       OF

                               CORIXA CORPORATION



        The undersigned hereby certifies that:

         1. She is the duly elected and acting Secretary of Corixa Corporation, a Delaware corporation.

         2. The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on September 8, 1994.

         3. Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of Certificate of Incorporation amends the first paragraph of Article IV of this corporation's Certificate of Incorporation to read in its entirety as follows:

            "This corporation is authorized to issue two classes of stock to be designated common stock ("Common Stock") and preferred stock ("Preferred Stock"). The total number of shares which the Corporation is authorized to issue is One Hundred Ten Million (110,000,000) shares. The number of shares of Common Stock authorized to be issued is One Hundred Million (100,000,000), par value $0.001 per share, and the number of shares of Preferred Stock authorized to be issued is Ten Million (10,000,000), par value $0.001 per share."

         4. The foregoing Certificate of Amendment has been duly adopted by this corporation's Board of Directors and stockholders in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

         Executed at Seattle, Washington, June 1, 2000.



                                          /s/ KATHLEEN MCKEREGHAN
                                          ----------------------------------
                                          Kathleen McKereghan, Secretary